Exhibit 99.2

EZCHIP POSTPONES VOTE ON PROPOSED MERGER WITH MELLANOX

Follows Request of Mellanox to Postpone the Vote on the Merger Proposal

Mellanox Submits Proposal to Revise Merger Agreement to include a Go-Shop Period and Waiver of
Termination Fee

Vote to Elect Directors and Other Agenda Items at the Annual General Meeting to be Held Today will Go
Forward as Scheduled

YOKNEAM, ISRAEL, November 12, 2015 - EZchip Semiconductor Ltd. (“EZchip” or the “Company”) (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced that at the request of Mellanox Technologies, Ltd. (“Mellanox”) pursuant to its right under the Merger Agreement to cause EZchip to postpone the vote on the Merger Proposal, EZchip is postponing to a date to be determined the shareholder vote on the Merger Proposal originally scheduled to take place at the Company’s 2015 Annual General Meeting of Shareholders on November 12, 2015.

In connection with its request, Mellanox also provided EZchip with a proposal to revise the Merger Agreement to include (i) a 30-day “go-shop” period during which EZchip would be entitled to solicit third party offers, and (ii) a waiver of its right to a termination fee.

In its notice to EZchip, Mellanox noted that the postponement of the meeting date will provide EZchip shareholders with additional time to more fully evaluate the Merger Proposal, particularly in light of the proposed terms of the Merger Agreement and the misinformation in the marketplace disseminated by Raging Capital.

The EZchip Board of Directors will consider Mellanox’s proposed revisions and will negotiate an amendment to the Merger Agreement that is in the best interests of all EZchip shareholders. The Company will advise shareholders as soon as practicable of the outcome of the discussions to amend the Merger Agreement, as well as the new meeting and record dates.

The vote to elect directors and the other agenda items at the Company’s Annual General Meeting of Shareholders will be held today at 5:00 p.m. (Israel time), as scheduled.

About EZchip
EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip’s processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance and the consummation of the merger with Mellanox Technologies, Ltd.These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2015 and its Current Reports on Form 6-K (including EZchip’s Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015)). EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Important Additional Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. Shareholders are urged to read the Proxy Statement, dated October 13, 2015 (as supplemented on October 26, 2015), together with the Merger Agreement and other exhibits thereto, in their entirety because they contain important information. The Proxy Statement, dated October 13, 2015 (including the Merger Agreement with Mellanox Technologies, Ltd. and the fairness opinion received by the EZchip Board), has been filed by EZchip with the SEC and mailed to shareholders. The Supplement to the Proxy Statement, dated October 26, 2015, has been filed by EZchip with the SEC and is being mailed to shareholders. Shareholders may also obtain a free copy of these statements and other documents filed by EZchip with the SEC at the website maintained by the SEC at www.sec.gov by directing such requests to:

MacKenzie Partners, Inc.
Toll-free: (800) 322-2885
Collect: (212) 929-5500

Contacts

EZchip Investor Contact
Jeffrey A Schreiner
EZchip
+1-408-520-3676
jschreiner@ezchip.com

EZchip PR Contact
Daureen Green
EZchip
+972-4-959-6677
dgreen@ezchip.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Eric Brielmann / Kate Beers
415-869-3950
Sharon Stern / Adam Pollack
212-355-4449

MacKenzie Partners, Inc.
Bob Marese
212-929-5405